                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K



(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________________ TO _____________________


Commission file number:  1-12552


               THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
                               (Title of the Plan)

                                THE TALBOTS, INC.
                         (Issuer of the securities held)

                 DELAWARE                                        41-1111318
     -------------------------------                         -------------------
     (State or other jurisdiction of                          (I.R.S. Employer
      incorporation or organization)                         Identification No.)

175 Beal Street, Hingham, Massachusetts                               02043
----------------------------------------                           ----------
(Address of principal executive offices)                           (Zip Code)

                                 (617) 749-7600
              ----------------------------------------------------
              (Registrant's telephone number, including area code)








                                       1
                                       -

                                THE TALBOTS, INC.
                        RETIREMENT SAVINGS VOLUNTARY PLAN


                                TABLE OF CONTENTS
                                -----------------

                                                                                      PAGE
                                                                                      ----


INDEPENDENT AUDITORS' REPORT.............................................................3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1996 AND 1995:

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION..........4

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                  INFORMATION............................................................5

         NOTES TO FINANCIAL STATEMENTS.................................................6-9

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 1996:

         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES..................10-14

         ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS.................................15


         Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which the schedules are required.








                                        2
                                        -

INDEPENDENT AUDITORS' REPORT


Trustees of The Talbots, Inc.
   Retirement Savings Voluntary Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of The Talbots, Inc. Retirement Savings Voluntary Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Such supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP
Boston, Massachusetts
June 13, 1997

                                        3
                                        -

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
--------------------------------------------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1996 AND 1995
------------------------------------------------------------------------------------------------------------------------

                                                                                  1996
                                                   ---------------------------------------------------------------------

                                                                       FUND INFORMATION
                                                   ------------------------------------------------------
                                                   FIXED INCOME    EQUITY      TALBOTS STOCK    BALANCED
                                                       FUND         FUND           FUND           FUND          TOTAL
                                                   ------------  -----------   -------------   ----------    -----------
ASSETS:

     Investments, at fair value:
         Participant loans                         $ 1,389,986                                               $ 1,389,986
         Other                                       8,835,904   $20,937,923     $6,593,455    $9,193,081     45,560,363
                                                   ------------  ------------    ----------    ----------    -----------
               Total Investments                    10,225,890    20,937,923      6,593,455     9,193,081     46,950,349

     Receivables:
         Employer contributions receivable              88,366       233,983         82,894       113,596        518,839
         Due from broker for investments sold
         Dividends and interest receivable                            34,895            163        56,799         91,857
                                                   ------------  ------------    ----------    ----------    -----------

                           Total assets             10,314,256    21,206,801      6,676,512     9,363,476     47,561,045


LIABILITIES:

     Accrued management fee                              2,780        34,922          1,666        26,647         66,015
                                                   ------------  ------------    ----------    ----------    -----------

                           Total liabilities             2,780        34,922          1,666        26,647         66,015
                                                   ------------  ------------   -----------    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                                      $10,311,476   $21,171,879     $6,674,846    $9,336,829    $47,495,030
                                                   ============  ============    ==========    ==========    ===========


                                                                                    1995
                                                   ----------------------------------------------------------------------

                                                                        FUND INFORMATION
                                                   ------------------------------------------------------
                                                   FIXED INCOME     EQUITY     TALBOTS STOCK   BALANCED
                                                       FUND          FUND           FUND          FUND           TOTAL
                                                   ------------  -----------   -------------   ----------     -----------
ASSETS:

     Investments, at fair value:
         Participant loans                         $  899,482                                                 $   899,482
         Other                                      5,222,239    $13,236,676    $6,505,718     $6,322,564      31,287,197
     Investments, at contract value                 3,496,508                                                   3,496,508
                                                   ----------    -----------    ----------     ----------     -----------
               Total Investments                    9,618,229     13,236,676     6,505,718      6,322,564      35,683,187

     Receivables:
         Employer contributions receivable            100,090        171,449        93,398         89,262         454,199
         Due from broker for investments sold                                       10,281                         10,281
         Dividends and interest receivable                            31,487           371         38,344          70,202
                                                   ----------    -----------    ----------     ----------     -----------

                           Total assets             9,718,319     13,439,612     6,609,768      6,450,170      36,217,869


LIABILITIES:

     Payable for investments purchased                               315,568                      125,878         441,446
     Accrued management fee                                           23,140         1,666         10,036          34,842
                                                   ----------    -----------    ----------     ----------     -----------

                           Total liabilities                         338,708         1,666        135,914         476,288
                                                   ----------    -----------    ----------     ----------     -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                                      $9,718,319    $13,100,904    $6,608,102     $6,314,256     $35,741,581
                                                   ==========    ===========    ==========     ==========     ===========









     See notes to financial statements.






                                        4
                                        -

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                            1996
                                                         --------------------------------------------------------------------------
                                                                               FUND INFORMATION
                                                         ----------------------------------------------------------
                                                         FIXED INCOME      EQUITY       TALBOTS STOCK     BALANCED
                                                            FUND            FUND            FUND            FUND           TOTAL
                                                         ------------    -----------    -------------    ----------     -----------

ADDITIONS:
       Transfers                                         $(1,468,820)    $ 1,625,084      $ (837,195)    $  680,931
       Employer contributions                                384,307         892,476         362,311        441,590     $ 2,080,684
       Employee contributions                              1,230,640       2,379,781       1,138,886      1,234,008       5,983,315
       Rollover contributions                                 12,960          28,171          21,013         12,191          74,335
       Dividend and interest income                          568,043         484,992          81,074        290,942       1,425,051
       Net appreciation in fair value of investments                       4,120,058                      1,065,390       5,185,448
                                                         -----------     -----------      ----------     ----------     -----------
                Total additions                              727,130       9,530,562         766,089      3,725,052      14,748,833
                                                         -----------     -----------      ----------     ----------     -----------

DEDUCTIONS:
       Benefit payments                                      120,939       1,334,154         572,452        646,323       2,673,868
       Investment management fee                              13,034         125,433           9,164         56,156         203,787
       Net depreciation in fair value of investments                                         117,729                        117,729
                                                         -----------     -----------      ----------     ----------     -----------
                Total deductions                             133,973       1,459,587         699,345        702,479       2,995,384
                                                         -----------     -----------      ----------     ----------     -----------

INCREASE                                                     593,157       8,070,975          66,744      3,022,573      11,753,449

NET ASSETS AVAILABLE FOR BENEFITS:
       BEGINNING OF YEAR                                   9,718,319      13,100,904       6,608,102      6,314,256      35,741,581
                                                         -----------     -----------      ----------     ----------     -----------

       END OF YEAR                                       $10,311,476     $21,171,879      $6,674,846     $9,336,829     $47,495,030
                                                         ===========     ===========      ==========     ==========     ===========


                                                                                            1995
                                                         ------------------------------------------------------------------------
                                                                              FUND INFORMATION
                                                         ---------------------------------------------------------
                                                         FIXED INCOME      EQUITY      TALBOTS STOCK     BALANCED
                                                              FUND          FUND            FUND           FUND          TOTAL
                                                         ------------    -----------   -------------    ----------    -----------

ADDITIONS:
       Transfers                                          $   55,487     $   274,861     $ (255,820)    $  (74,528)
       Employer contributions                                429,699         679,395        370,322        370,699    $ 1,850,115
       Employee contributions                              1,371,593       1,864,152      1,014,444        990,005      5,240,194
       Rollover contributions                                 11,233          28,714          9,484         20,355         69,786
       Dividend and interest income                          541,218         228,851         59,101        210,262      1,039,432
       Net appreciation in fair value of investments                       3,221,672                     1,025,914      4,247,586
                                                          ----------     -----------     ----------     ----------    -----------
                Total additions                            2,409,230       6,297,645      1,197,531      2,542,707     12,447,113
                                                          ----------     -----------     ----------     ----------    -----------

DEDUCTIONS:
       Benefit payments                                      555,177         556,741        270,208        241,468      1,623,594
       Investment management fee                                              23,140          1,666         10,037         34,843
       Net depreciation in fair value of investments                                        610,219                       610,219
                                                          ----------     -----------     ----------     ----------    -----------
                Total deductions                             555,177         579,881        882,093        251,505      2,268,656
                                                          ----------     -----------     ----------     ----------    -----------

INCREASE                                                   1,854,053       5,717,764        315,438      2,291,202     10,178,457

NET ASSETS AVAILABLE FOR BENEFITS:
       BEGINNING OF YEAR                                   7,864,266       7,383,140      6,292,664      4,023,054     25,563,124
                                                          ----------     -----------     ----------     ----------    -----------

       END OF YEAR                                        $9,718,319     $13,100,904     $6,608,102     $6,314,256    $35,741,581
                                                          ==========     ===========     ==========     ==========    ===========





See notes to financial statements.

                                        5
                                        -

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following brief description of The Talbots, Inc. Retirement Savings Voluntary Plan (the "Plan") is to provide general information only. Participants should refer to the Plan document for more complete information.

     GENERAL INFORMATION - The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the "Company") on January 1, 1989 and amended and restated effective as of November 1, 1993 for the employees of the Company. The Plan replaced the General Mills VIP Program which was discontinued on June 27, 1988. State Street Bank and Trust Company serves as trustee of the Plan. Watson Wyatt Worldwide serves as the record keeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     PARTICIPATION - Once an employee becomes eligible to participate in the Plan, he/she may elect to become a participant by entering into a compensation reduction authorization agreement. This agreement provides that the participant accepts a reduction in compensation in an amount equal to 1% to 15% of his/her compensation. The maximum employee deferral is the lesser of 15% of the participant's compensation or $9,500 (for 1996) indexed for inflation in accordance with the Internal Revenue Code.

     CONTRIBUTIONS - During each Plan year, the Company makes matching contributions. The Company will determine each quarter the rate at which the matching contribution, if any, will be made. The Company matching contribution for the periods covered by these financial statements was 50% of the employee contribution up to 6% of the employee compensation.

     VESTING - All employee contributions are 100% vested. Company contributions vest 20% after each year of service. Forfeitures are reallocated on a pro rata basis to active participants, as employer contributions, based on the participant's compensation.

     BENEFIT ARRANGEMENTS - The Plan provides for the payment of a participant's account balance to participants who have reached the later of the normal retirement age of 65 or who have completed 5 years of vesting service. A Participant may also choose to withdraw their vested account balance upon attainment of the early retirement age, or age 59 1/2. If the participant's service with the Company terminates other than by reason of retirement, the participant may elect to receive his/her vested account balance as soon as possible following termination of employment. Distributions will be made in a lump sum, provided that no payment may be made without the participant's consent before his/her normal or early retirement age, if such payment would be in excess of $3,500.


                                        6
                                        -

     INVESTMENT OPTIONS - Employee and employer contributions are invested in the following options:

         Fixed Income Fund - Funds are invested in the Fidelity Managed Income
                  Portfolio. The fixed income fund also includes participant loans.

         Equity Fund - Funds are invested in common stock, with residual amounts invested in a short-term investment fund.

         Talbots Stock Fund - Funds are invested in Talbots, Inc. common stock, with residual amounts invested in a short-term investment fund.

         Balanced Fund - Funds are invested in fixed income securities, corporate debt and common stock, with remaining amounts invested in a short-term investment fund.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date on the accrual basis.

     VALUATION OF INVESTMENTS - The investments of the Plan, other than investment contracts, are stated at fair value. Fair values of other investments were determined by closing prices for those securities traded on national stock exchanges, at the average of bid and ask quotations for those securities traded in the over-the-counter market and at fair value as determined by the trustee for any restricted securities. Participant loans are recorded at cost, which approximates fair value. Investment contracts are stated at contract value, which approximates fair value.

     BENEFIT PAYMENTS - Benefit payments to participants are recorded when paid.

     ADMINISTRATIVE PLAN EXPENSES - All expenses incurred in administering the Plan, including those necessary for the administration of the Trust, are paid out of the principal or income of the Trust unless paid by the Company at its sole discretion. For the year ended December 31, 1995, the Company paid all administrative expenses of the Plan which were approximately $128,300. Effective October 1, 1995, the investment management fees incurred by the funds were paid out of the assets of the individual funds. In the case of the Fixed Income Fund, such expenses are recorded as an offset to income.

     ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


                                        7
                                        -

3.   INVESTMENTS

     Investments that represent 5% or more of net assets available for benefits at December 31, 1996 and 1995 were as follows:

         IDENTITY OF ISSUE                                                  1996                  1995
         -----------------                                               ----------            ----------

         New York Life Insurance Co.(6.2%, 1/1/97)                                             $2,255,634

         State Street Short Term Investment                                                     1,945,646

         Fidelity Managed Income Portfolio                               $8,835,904             5,218,167

         The Talbots, Inc. Common Stock                                   6,568,828             6,215,693

     During 1996 and 1995, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,067,719 and $3,637,367, respectively, as follows:

                                                                                       NET
                                                                         --------------------------------
                                                                            APPRECIATION/(DEPRECIATION)
                                                                         --------------------------------
                                                                            1996                  1995
                                                                         ----------            ----------

     At Fair Value:
         Government Notes and Bonds                                      $  (42,156)           $   25,933
         Corporate Notes and Bonds                                          (10,768)               75,678
         Common Stock                                                     5,120,643             3,535,756
                                                                         ----------            ----------

         Total                                                           $5,067,719            $3,637,367
                                                                         ==========            ==========


4.   PLAN TERMINATION

     In the event of termination of the Plan, or complete discontinuance of contributions thereto by the Company, the rights of all employees shall be fully vested and nonforfeitable. Following termination of the Plan, subject to reasonable administrative delays, all benefits under the Plan shall be paid in conformity with the standard benefit distribution policies of the Plan.


5.   TAX STATUS OF THE PLAN

     The Plan obtained a favorable determination letter in 1995 in which the Internal Revenue Service stated that the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.


                                        8
                                        -

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                  DECEMBER 31,
                                                                     -------------------------------------
                                                                         1996                      1995
                                                                     -----------               -----------

     Net assets available for benefits per the
         financial statements                                        $47,495,030               $35,741,581
     Benefits payable                                                                              114,126
                                                                     -----------               -----------

     Net assets available for benefits per the Form 5500             $47,495,030               $35,627,455
                                                                     ===========               ===========


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                   YEAR ENDED
                                                                                DECEMBER 31, 1996
                                                                                -----------------

     Benefits paid to participants per the financial statements                    $2,673,868
         Less--amounts currently payable at December 31, 1995                        (114,126)
                                                                                   ----------
     Benefits paid to participants per the Form 5500                               $2,559,742
                                                                                   ==========






                                        9
                                        -

RETIREMENT SAVINGS VOLUNTARY PLAN
--------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------

                                                                 (c) UNITS/                           (e) CURRENT
(a)  (b) IDENTITY OF ISSUE                                         SHARES            (d) COST             VALUE
--------------------------------------------------------         ---------         -----------        -----------

FIXED INCOME FUND
=================
          *Participant Loans                                           ---         $ 1,389,986        $ 1,389,986
               (ranging from 7.0% to 10.0% interest
               rates; various maturity dates through
               July 1, 2007)
                                                                                   -----------        -----------
          TOTAL PARTICIPANT LOANS                                                    1,389,986          1,389,986
                                                                                   -----------        -----------


REGISTERED INVESTMENT COMPANY
          Fidelity Managed Income Portfolio                      8,835,904           8,835,904          8,835,904
                                                                                   -----------        -----------
          TOTAL REGISTERED INVESTMENT COMPANY                                        8,835,904          8,835,904
                                                                                   -----------        -----------

TOTAL FIXED INCOME FUND                                                             10,225,890         10,225,890
                                                                                   -----------        -----------


EQUITY FUND
===========

SHORT TERM INVESTMENT FUND
        * State Street Short Term Investment Fund                1,893,187           1,893,187          1,893,187
                                                                                   -----------        -----------
          TOTAL SHORT TERM INVESTMENT FUND                                           1,893,187          1,893,187
                                                                                   -----------        -----------

COMMON STOCK
          ADT Ltd                                                   11,200             142,361            256,200
          AES Corp                                                   7,900             202,099            367,350
          Allegiance Corp                                           22,800             380,943            629,850
          Amdahl Corp                                               17,900             179,338            217,037
          Bankers Trust NY Corp                                      4,500             304,149            388,125
          Chris Craft Inds Inc                                      12,394             439,676            511,253
          Cigna Corp                                                 2,950             251,137            403,044
          Conseco Inc                                               13,463             435,000            858,256
          Duke Rlty Invts Inc                                       15,200             445,426            585,200
          Elcor Chem Corp                                           10,400             232,962            222,300
          Enserch Corp                                              20,100             379,292            462,300
          Entergy Corp                                               8,100             198,134            223,762
          Federal Home Loan Mtg Corp                                 5,300             346,155            584,988
          Fleetwood Enterprises Inc                                 19,500             481,366            536,250
          Harnischfeger Inds Inc                                    15,200             544,862            731,500
          Homestead Vlg Pptys Inc (Com)                              1,759                                 31,662
          Homestead Vlg Pptys Inc (Warrants)                         1,180                                  9,587
          MBIA Inc                                                   7,800             561,043            789,750
          Modine Mfg Co                                              8,100             210,524            216,675
          Moore Corp Ltd                                            10,800             233,023            221,400
          New England Elec Sys                                       7,700             261,023            268,537
          OM Group Inc                                              19,200             386,257            518,400
          Parker Drilling Co                                        51,000             300,373            490,875
          Pinnacle West Cap Corp                                    14,000             380,539            444,500
          Reinsurance Group Amer Inc                                 8,200             249,614            386,425
          Rhone Poulnec S A                                         19,500             522,774            660,563
          Salomon Inc                                                8,100             364,999            381,713
          Santa Fe Energy Res Inc                                   26,500             259,678            367,688
          Sbarro Inc                                                12,800             340,193            326,400
          Seagate Technology                                        13,200             321,013            521,400
          Security Cap Pac Tr                                       14,000             301,093            320,250
          Southdown Inc                                             15,300             337,434            476,212


                                       10
                                       --

RETIREMENT SAVINGS VOLUNTARY PLAN
--------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------

                                                                 (c) UNITS/                           (e) CURRENT
(a)  (b) IDENTITY OF ISSUE                                         SHARES           (d) COST             VALUE
--------------------------------------------------------         ---------         -----------        -----------

          SunAmerica Inc                                           19,100             364,318            852,338
          Tidewater Inc                                            14,100             436,246            638,024
          Triton Energy LTD                                        11,900             571,761            577,150
          Trizec Hahn Corp                                         38,600             552,391            849,200
          UICI                                                     12,800             286,838            416,000
          Unifi Inc                                                13,000             359,342            417,625
          USX Marathon Group                                       23,100             461,449            551,513
          Warnaco Group Inc                                        21,400             476,445            633,975
          Washington Real Estate Invt Tr                           17,700             282,987            309,750
          Wellpoint Health Networks Inc                            11,337             483,799            389,709
                                                                                   ----------         ----------
          TOTAL COMMON STOCK                                                       14,268,056         19,044,736
                                                                                   ----------         ----------

TOTAL EQUITY FUND                                                                  16,161,243         20,937,923
                                                                                   ----------         ----------


TALBOTS STOCK FUND
==================

SHORT TERM INVESTMENT FUND
        * State Street Short Term Investment Fund                  24,627              24,627             24,627
                                                                                   ----------         ----------
          TOTAL SHORT TERM INVESTMENT FUND                                             24,627             24,627
                                                                                   ----------         ----------

COMMON STOCK
        * Talbots Inc                                             228,481           5,371,620          6,568,828
                                                                                   ----------         ----------
          TOTAL COMMON STOCK                                                        5,371,620          6,568,828
                                                                                   ----------         ----------

TOTAL TALBOTS STOCK FUND                                                            5,396,247          6,593,455
                                                                                   ----------         ----------


BALANCED FUND
=============

SHORT TERM INVESTMENT FUND
        * State Street Short Term Investment Fund                 239,119             239,119            239,119
                                                                                   ----------         ----------
          TOTAL SHORT TERM INVESTMENT FUND                                            239,119            239,119
                                                                                   ----------         ----------

FIXED INCOME
          Fed Hm Ln Pc                                             34,809              36,615             36,299
              (9.0%, 1/1/07)
          Fed Hm Ln Pc                                             41,344              42,390             42,637
              (8.0%, 8/1/17)
          Fed Hm Ln Pc GTD                                         85,000              82,676             84,363
              (6.0%, 11/15/05)
          FNMA Pool                                                44,473              42,208             41,499
              (6.0%, 4/1/24)
          ContiMortgage Home Equity Ln                             90,000              89,142             89,712
              (6.33%, 10/15/10)
          Govt Natl Mtg Assn GTD Remic                             90,000              90,661             90,731
              (7.0%, 1/16/07)
          United States Treasury Notes                             75,000              81,094             78,950
              (7.5%, 11/15/01)
          United States Treasury Notes                            300,000             299,109            300,093
              (5.625%, 8/31/97)
          United States Treasury Notes                             20,000              19,849             19,975
              (6.25%, 2/15/03)


                                       11
                                       --

RETIREMENT SAVINGS VOLUNTARY PLAN
--------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
----------------------------------------------------------------------------------------------------------------

                                                                 (c) UNITS/                          (e) CURRENT
(a)  (b) IDENTITY OF ISSUE                                         SHARES          (d) COST             VALUE
--------------------------------------------------------         ---------        -----------        -----------

          United States Treasury Notes                            200,000            196,828            198,468
              (5.25%, 4/30/98)
          United States Treasury Notes                            265,000            262,466            263,633
              (5.375%, 5/31/98)
          United States Treasury Notes                            495,000            505,038            505,053
              (6.875%, 7/31/99)
          United States Treasury Notes                            175,000            191,242            183,040
              (7.75%, 12/31/99)
          United States Treasury Notes                            100,000            105,788            104,641
              (7.75%, 1/31/00)
          United States Treasury Notes                            260,000            260,138            261,056
              (6.25%, 5/31/00)
          United States Treasury Notes                            205,000            206,745            204,551
              (5.375%, 11/30/97)
          United States Treasury Notes                            150,000            151,359            151,008
              (6.25%, 6/30/98)
                                                                                   ---------          ---------
          TOTAL FIXED INCOME                                                       2,663,348          2,655,709
                                                                                   ---------          ---------

CORPORATE DEBT
          Premier Auto Tr                                          85,000             84,954             85,159
              (6.2%, 11/6/00)
          Associates Corp North America                            50,000             53,486             52,531
              (7.75%, 2/15/05)
          Ford Motor Credit Co                                    100,000             98,739            100,582
              (6.8%, 8/15/97)
          US West Cap Fdg Inc                                      40,000             40,000             39,255
              (6.31%, 11/1/05)
          International Business Machines                         100,000             97,583            100,361
              (6.375%, 11/1/97)
          WMX Technologies Inc                                     95,000             97,969            100,830
              (6.22%, 4/30/04)
          BellSouth Telecomm Inc                                   65,000             63,515             64,020
              (5.85%, 11/15/45)
                                                                                   ---------          ---------
          TOTAL CORPORATE DEBT                                                       536,246            542,738
                                                                                   ---------          ---------

COMMON STOCK
          Allegiance Corp                                             500              7,886             13,813
          Allmerica Finl Corp                                       1,000             31,810             33,500
          American Express Co                                       1,400             54,047             79,100
          American Greetings Corp                                   4,300            113,218            122,013
          American Intl Group Inc                                     600             41,174             64,950
          American Stores Co New                                    1,900             75,639             77,663
          Ameritech Corp                                            1,000             51,810             60,624
          Amoco Corp                                                1,100             79,266             88,688
          Anheuser Busch Cos Inc                                    1,000             27,777             40,000
          Arrow Electrs Inc                                           500             21,030             26,750
          Atmel Corp                                                1,350             35,277             44,719
          AT&T Corp                                                 1,200             46,173             52,050
          Bankers Tr NY Corp                                          300             19,143             25,875
          Baxter Intl Inc                                           2,500             96,651            102,500
          BellSouth Corp                                            2,800             88,808            113,400
          Cadence Design Sys Inc                                    1,100             40,766             43,450
          Caterpillar Inc                                           1,700            128,452            127,925
          Chase Manhattan Corp New                                  1,540             73,079            137,638


                                       12
                                       --

RETIREMENT SAVINGS VOLUNTARY PLAN
--------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
----------------------------------------------------------------------------------------------------------------

                                                                 (c) UNITS/                          (e) CURRENT
(a)  (b) IDENTITY OF ISSUE                                         SHARES          (d) COST             VALUE
--------------------------------------------------------         ---------        -----------        -----------

          Chrysler Corp                                            2,800             65,959             92,400
          Cigna Corp                                                 600             54,036             81,975
          Coastal Corp                                               900             27,054             43,987
          Coca Cola Co                                             1,900             64,071             99,988
          Computer Assoc Intl Inc                                    675             14,328             33,580
          Dentsply Intl Inc New                                    2,400            102,144            114,000
          Dow Chem Co                                              1,400            103,459            109,725
          Eastman Kodak Co                                           400             24,974             32,100
          First Amer Bk Corp                                       1,900            103,189            114,238
          Ford Mtr Co Del                                            700             22,530             22,575
          General Electric Co                                        750             46,708             74,156
          GPU Inc                                                  1,500             48,340             50,437
          GTE Corp                                                 1,100             37,465             49,912
          Harris Corp Del                                          1,300             72,065             89,212
          HFS Inc                                                  1,500             91,590             89,625
          Illinois Cent Corp                                       1,950             45,253             62,400
          Intel Corp                                               1,150             54,583            150,578
          International Business Machines                          1,100            102,679            166,650
          Johnson & Johnson                                        2,600             97,415            129,350
          Kimberly Clark Corp                                        400             38,624             38,100
          Loews Corp                                               1,000             79,060             94,250
          Lowes Cos Inc                                            2,100             69,651             74,813
          Lucent Technologies Inc                                    388             17,906             17,945
          Mallinckrodt Inc New                                     2,100             85,438             92,662
          MCN Corp                                                 1,200             28,571             34,650
          Merck & Co Inc                                           2,600            147,594            207,025
          Microsoft Corp                                             800             40,750             66,100
          MidAmerican Energy Hldgs Co                              2,000             33,620             31,750
          Minerals Technologies Inc                                2,500             97,338            102,500
          Mobil Corp                                               1,200            120,322            146,700
          Morgan Stanley Group Inc                                 2,100            105,126            119,963
          Morton Intl Inc Ind                                        600             17,286             24,450
          Northrop Grumman Corp                                    1,350             94,919            111,711
          Olin Corp                                                1,500             38,951             56,438
          Oracle Sys Corp                                            175              4,667              7,305
          Ornda Healthcorp                                         1,500             39,465             43,875
          Owens Ill Inc                                            6,000             93,360            136,500
          PacifiCorp                                               1,700             34,740             34,850
          Pfizer Inc                                               1,100             40,560             91,300
          Philip Morris Cos Inc                                    1,500             96,315            169,500
          Reynolds & Reynolds Co                                   1,200             17,961             31,200
          Robert Half Intl Inc                                     1,400             56,259             47,775
          Royal Dutch Pete Co                                        800             97,548            136,600
          Ryans Family Steak Houses Inc                            6,900             56,114             47,438
          Sara Lee Corp                                            3,400            100,754            126,650
          Schuller Corp                                            3,500             33,023             37,188
          Seagate Technology                                       1,600             42,848             63,200
          Southtrust Corp                                          2,100             71,526             73,238
          Sprint Corp                                              1,700             48,874             67,787
          Standard Fed Bancorporation                              1,900             77,577            108,063
          Textron Inc                                                400             28,024             37,700
          Tupperware Corp                                            800             30,256             42,900
          United Technologies Corp                                 1,200             47,286             79,500
          USLife Corp                                                750             21,718             24,938

                                       13
                                       --

RETIREMENT SAVINGS VOLUNTARY PLAN
--------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
----------------------------------------------------------------------------------------------------------------

                                                                 (c) UNITS/                          (e) CURRENT
(a) (b)IDENTITY OF ISSUE                                           SHARES           (d) COST            VALUE
--------------------------------------------------------         ---------        -----------        -----------

          Valero Energy Corp                                        1,000              23,511             28,625
          VF Corp                                                   1,200              71,197             81,000
          Vons Cos Inc                                              1,300              35,503             77,837
                                                                                  ------------       -----------
          TOTAL COMMON STOCK                                                        4,394,090          5,675,572
                                                                                  ------------       -----------

MORTGAGE-BACKED LOANS
          GNMA Pool                                                83,819              77,991             79,943
              (6.5%, 2/15/26)
                                                                                  ------------       -----------
          TOTAL MORTGAGE-BACKED LOANS                                                  77,991             79,943
                                                                                  ------------       -----------

TOTAL BALANCED FUND                                                                 7,910,794          9,193,081
                                                                                  ------------       -----------


TOTAL INVESTMENTS                                                                 $39,694,174        $46,950,349
                                                                                  ============       ===========


        * Party-in-interest








                                       14
                                       --

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
--------------------------------------------------------------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
---------------------------------------------------------------------------------------------------------------------------------


         (a) IDENTITY                                                                 (c) PURCHASE   (d) SELLING      (g) COST OF
      OF PARTY INVOLVED                         (b) DESCRIPTION OF ASSETS                 PRICE         PRICE            ASSET
-----------------------------------     --------------------------------------------  ------------   -----------      -----------

Series of Transactions
-----------------------------------

Fidelity Investments                    Fidelity Managed Income Portfolio              $ 5,789,164                    $ 5,789,164
                                                                                                     $ 2,171,426        2,171,426

State Street Bank and Trust Company     Short Term Investment Fund                      14,320,664                     14,320,664
                                                                                                      14,109,352       14,109,352

Allstate Life Insurance Co.             Guaranteed Investment Contract (8.3% 4/1/96)     1,265,512                      1,265,512
                                                                                                       2,506,386        2,506,386

New York  Life Insurance Co.            Guaranteed Investment Contract (6.2% 1/1/97)        69,603                         69,603
                                                                                                       2,325,237        2,325,237



                                                                                           (h) CURRENT VALUE
         (a) IDENTITY                                                                         OF ASSET ON             (i) NET GAIN
      OF PARTY INVOLVED                         (b) DESCRIPTION OF ASSETS                   TRANSACTION DATE            OR (LOSS)
-----------------------------------     --------------------------------------------       -----------------          ------------

Series of Transactions
-----------------------------------

Fidelity Investments                    Fidelity Managed Income Portfolio                     $ 5,789,164                   -
                                                                                                2,171,426                   -

State Street Bank and Trust Company     Short Term Investment Fund                             14,320,664                   -
                                                                                               14,109,352                   -

Allstate Life Insurance Co.             Guaranteed Investment Contract (8.3% 4/1/96)            1,265,512                   -
                                                                                                2,506,386                   -

New York  Life Insurance Co.            Guaranteed Investment Contract (6.2% 1/1/97)               69,603                   -
                                                                                                2,325,237                   -



                                       15
                                       --

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned.



                                     THE TALBOTS, INC. RETIREMENT SAVINGS
                                     VOLUNTARY PLAN



Dated:     June 25, 1997             PLAN ADMINISTRATOR
                                     By Administrative Committee


                                         By:  /s/ Edward L.Larsen
                                              ----------------------------------
                                              Edward L. Larsen
                                              Administrative Committee Member




                                         By:  /s/ Richard T. O'Connell, Jr.
                                              ----------------------------------
                                              Richard T. O'Connell, Jr.
                                              Administrative Committee Member




                                         By:  /s/ Stuart M. Stolper
                                              ----------------------------------
                                              Stuart M. Stolper
                                              Administrative Committee Member




                                       16
                                       --